ISSUER FREE WRITING PROSPECTUS
SUPPLEMENTING PRELIMINARY PROSPECTUS DATED JUNE 28, 2007
Filed pursuant to Rule 433
Registration Number: 333-144111
Dated June 28, 2007

Issuer:	Parker Drilling Company (NYSE symbol: PKD)

Title of securities:	2.125% Convertible Senior Notes due 2012

Issue price:	100%

Aggregate principal amount offered:	$115,000,000

Option to purchase additional notes:	$10,000,000

Maturity:	July 15, 2012, unless earlier converted, redeemed or repurchased

Annual interest rate:	2.125% per annum, accruing from settlement date

Interest payment dates:	January 15 and July 15 of each year, beginning January 15, 2008

NYSE closing price on June 28, 2007:	$10.45

Conversion rights:	Holders may elect to convert the notes subject to the terms and upon satisfaction of one or more of the conditions described in the preliminary prospectus, including at any time on or after April 15, 2012 until the close of business on the second business day immediately preceding the maturity date

Initial conversion price:	Approximately $13.85 per share of common stock, subject to adjustment

Initial conversion rate:	72.2217 shares of common stock per $1,000 principal amount of notes, subject to adjustment

Use of proceeds:	The Company intends to apply the net proceeds from the offering for the following uses: (i) approximately $10.3 million (and additional proceeds if the underwriters exercise their over-allotment option to purchase additional notes) to pay the net cost of the convertible note hedge and warrant transactions; (ii) approximately $101.0 million, together with available cash, as necessary, to redeem all of the outstanding $100.0 million aggregate principal amount of the Company’s senior floating rate notes due 2010 at a redemption price of 101% of the principal amount thereof in September 2007; and (iii) any remaining proceeds for general corporate purposes.

Pending these uses, the Company intends to invest the net proceeds in short-term, investment grade, interest-bearing securities.

Trade date:	June 28, 2007

Settlement date:	July 5, 2007

CUSIP:	701081AR2

Adjustment to conversion rate upon a fundamental change:

If a fundamental change occurs prior to the maturity date and a holder elects to convert its notes in connection with such transaction, and unless the Company elects to adjust the applicable conversion rate and related conversion obligation so that the notes are convertible into shares of the acquiring or surviving entity, as described under “Description of Notes—Conversion After a Public Acquirer Fundamental Change,” the Company will deliver a number of additional shares for the notes surrendered for conversion in connection with the fundamental change as described in the prospectus.

The following table sets forth the stock price, effective date and number of additional shares per $1,000 principal amount of notes as described more fully under “Description of Notes—Additional Shares”:

	Stock Price
Effective Date	$10.45	$12.00	$13.85	$15.00	$17.50	$20.00	$25.00	$30.00	$35.00	$40.00	$50.00	$60.00
June 28, 2007	23.4720	17.6450	12.9696	10.8916	7.7269	5.6833	3.3863	2.1966	1.5069	1.0708	0.5703	0.3050
July 15, 2008	23.4720	17.0366	12.1754	10.0383	6.8583	4.9033	2.7743	1.7460	1.1754	0.8258	0.4337	0.2278
July 15, 2009	23.4720	16.2991	11.1631	8.9583	5.7932	3.9368	2.0783	1.2540	0.8326	0.5823	0.3049	0.1566
July 15, 2010	23.4720	15.1866	9.7061	7.4250	4.3486	2.6948	1.2503	0.7216	0.4783	0.3408	0.1837	0.0936
July 15, 2011	23.4720	13.4433	7.3090	4.9850	2.2012	1.0383	0.3447	0.1970	0.1412	0.1073	0.0609	0.0300
July 15, 2012	23.4720	11.1116	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

Notwithstanding the foregoing, in no event will the maximum conversion rate exceed 95.6937 per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments.” The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	if the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $60.00 per share (subject to adjustment), no additional shares will be added to the conversion rate; and

•	if the stock price is less than $10.45 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Adjustment to conversion rate upon a specified accounting change:

If the Company chooses to redeem the notes upon a specified accounting change, as described under “Description of Notes—Optional Redemption upon a Specified Accounting Change,” and a holder chooses to convert such holder’s notes as described under “Description of Notes—Conversion in Connection with a Redemption upon a Specified Accounting Change,” the Company will pay, to the extent described below, a make whole premium in the form of an increase in applicable conversion rate, if the holder converts its notes between the date the Company gives notice of the redemption and the day prior to the redemption date. Any make whole premium will have the effect of increasing the amount of cash or shares otherwise due to holders of notes upon conversion as described under “Description of Notes—Conversion Rights—General.” The increase in the applicable conversion rate will be equal to the sum of (A) the number of shares indicated in the table above where the applicable “effective date” is the proposed redemption date and the applicable “stock price” is the average of the closing prices of the Company’s common stock for each of the ten trading days ending the third trading day prior to the redemption date, referred to as the Average Price, and (B) an additional number of shares of common stock equal to $20 per $1,000 principal of notes divided by the Average Price.
Notwithstanding the foregoing, in no event will the maximum conversion rate exceed 95.6937 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments.”
To the extent the Average Price is not one of the stock prices and/or the proposed redemption date is not one of the effective dates set forth on the table under “Description of Notes—Additional Shares,” relevant adjustments shall be made in the same manner as indicated in the paragraphs beneath the table under “Description of Notes—Additional Shares.”

This communication is intended for the sole use of the person to whom it is provided by the sender.
A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.